UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                       PennyMac Mortgage Investment Trust
                                (Name of Issuer)

                    Common Shares, par value $0.01 per share
                         (Title of Class of Securities)

                                    70931T103
                                 (CUSIP Number)

                                  July 30, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 14 Pages

CUSIP No. 70931T103                  13G                   Page 2 of 14 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    792,576 Common Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    792,576 Common Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            792,576 Common Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             4.74%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
--------------------------------------------------------------------------------

CUSIP No. 70931T103                  13G                   Page 3 of 14 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Long/Short Equity Fund, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    127,149 Common Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    127,149 Common Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            127,149 Common Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             0.76%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             PN
--------------------------------------------------------------------------------

CUSIP No. 70931T103                  13G                   Page 4 of 14 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Long/Short Equity Fund, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    258,057 Common Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    258,057 Common Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            258,057 Common Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             1.54%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
--------------------------------------------------------------------------------

CUSIP No. 70931T103                  13G                   Page 5 of 14 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Long/Short Institutional Fund, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    70,877 Common Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    70,877 Common Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            70,877 Common Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             0.42
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
--------------------------------------------------------------------------------

CUSIP No. 70931T103                  13G                   Page 6 of 14 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Triton 245 Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    25,237 Common Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    25,237 Common Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            25,237 Common Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             0.15%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
--------------------------------------------------------------------------------

CUSIP No. 70931T103                  13G                   Page 7 of 14 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,273,896 Common Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,273,896 Common Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,273,896 Common Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             7.61%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
--------------------------------------------------------------------------------

CUSIP No. 70931T103                  13G                   Page 8 of 14 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,273,896 Common Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,273,896 Common Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,273,896 Common Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             7.61%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             IN
--------------------------------------------------------------------------------

CUSIP No. 70931T103                  13G                   Page 9 of 14 Pages

Item 1.

(a)  Name of Issuer

        PennyMac Mortgage Investment Trust (the "Company")

(b)  Address of Issuer's Principal Executive Offices
        27001 Agoura Road, Third Floor
        Calabasas, California 91301



Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

           HIGHBRIDGE INTERNATIONAL LLC
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE LONG/SHORT EQUITY FUND, L.P.
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  State of Delaware

           HIGHBRIDGE LONG/SHORT EQUITY FUND, LTD.
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE LONG/SHORT INSTITUTIONAL FUND, LTD.
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           TRITON 245 LTD.
           Cricket Square
           Hutchins Drive, P.O. Box 2681 GT
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE CAPITAL MANAGEMENT, LLC
           9 West 57th Street, 27th Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           GLENN DUBIN
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor

CUSIP No. 70931T103                  13G                   Page 10 of 14 Pages

           New York, New York 10019
           Citizenship:  United States


Item 2(d)  Title of Class of Securities

        Common Shares, $0.01 par value ("Common Shares")

Item 2(e)  CUSIP Number

        70931T103


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4.   Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

         As of the date of this filing, (i) Highbridge International LLC beneficially owns 792,576 Common Shares, (ii) Highbridge Long/Short Equity Fund, L.P. owns 127,149 Common Shares, (iii) Highbridge Long/Short Equity Fund, Ltd. owns 258,057 Common Shares, (iv) Highbridge Long/Short Institutional Fund, Ltd.

CUSIP No. 70931T103                  13G                   Page 11 of 14 Pages


owns 70,877 Common Shares, (v) Triton 245 Ltd. owns 25,237 Common Shares and
(vi) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of the 1,273,896 Common Shares beneficially owned by Highbridge International LLC, Highbridge Long/Short Equity Fund, L.P., Highbridge Long/Short Equity Fund, Ltd., Highbridge Long/Short Institutional Fund, Ltd. and Triton 245 Ltd.

         Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Long/Short Equity Fund, L.P., Highbridge Long/Short Equity Fund, Ltd. and Highbridge Long/Short Institutional Fund, Ltd. Highbridge Capital Management, LLC is an advisor to Triton 245 Ltd. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of Common Shares held by Highbridge International LLC, Highbridge Long/Short Equity Fund, L.P., Highbridge Long/Short Equity Fund, Ltd., Highbridge Long/Short Institutional Fund, Ltd. and Triton 245 Ltd.

            (b) Percent of class:

         The Company's prospectus dated July 29, 2009 filed on Form 424(b)(4) on July 31, 2009, indicates that as of July 29, 2009, there were 16,735,317 Common Shares issued and outstanding. Therefore, based on the Company's outstanding Common Shares (i) Highbridge International LLC may be deemed to beneficially own 4.74% of the outstanding Common Shares of the Company, (ii) Highbridge Long/Short Equity Fund, L.P. may be deemed to beneficially own 0.76% of the outstanding Common Shares of the Company, (iii) Highbridge Long/Short Equity Fund, Ltd. may be deemed to beneficially own 1.54% of the outstanding Common Shares of the Company, (iv) Highbridge Long/Short Institutional Fund, Ltd. may be deemed to beneficially own 0.42% of the outstanding Common Shares of the Company, (v) Triton 245 Ltd. may be deemed to beneficially own 0.15% of the outstanding Common Shares of the Company and (vi) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own 7.61% of the outstanding Common Shares of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person.

            (c) Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote

                        0

                (ii)    Shared power to vote or to direct the vote

                        See Item 4(a)

                (iii)   Sole power to dispose or to direct the disposition of

                        0

                (iv)    Shared power to dispose or to direct the disposition of

                        See Item 4(a)

CUSIP No. 70931T103                  13G                   Page 12 of 14 Pages


Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not applicable.


Item 8.    Identification and Classification of Members of the Group

         See Exhibit I.


Item 9.    Notice of Dissolution of Group

         Not applicable.


Item 10.   Certification

         By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of August 11, 2009, by and among Highbridge International LLC, Highbridge Long/Short Equity Fund, L.P., Highbridge Long/Short Equity Fund, Ltd., Highbridge Long/Short Institutional Fund, Ltd., Triton 245 Ltd., Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 70931T103                  13G                   Page 13 of 14 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: August 11, 2009

HIGHBRIDGE CAPITAL MANAGEMENT, LLC       HIGHBRIDGE INTERNATIONAL LLC

                                         By: Highbridge Capital Management, LLC
                                             its Trading Manager

By: /s/ John Oliva
----------------------------------
Name: John Oliva                         By: /s/ John Oliva
Title: Managing Director                 ----------------------------------
                                         Name: John Oliva
                                         Title: Managing Director
----------------------------------
HIGHBRIDGE LONG/SHORT EQUITY FUND,       HIGHBRIDGE LONG/SHORT EQUITY FUND,
L.P.                                     LTD.

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its Trading Manager                      its Trading Manager


By: /s/ John Oliva                       By: /s/ John Oliva
----------------------------------       ----------------------------------
Name: John Oliva                         Name: John Oliva
Title: Managing Director                 Title: Managing Director

-----------------------------------
HIGHBRIDGE LONG/SHORT INSTITUTIONAL      TRITON 245 LTD.
FUND, LTD.
                                         By: Highbridge Capital Management, LLC
By: Highbridge Capital Management, LLC       its Advisor
    its Trading Manager

                                         By: /s/ John Oliva
By: /s/ John Oliva                       -----------------------------------
-----------------------------------      Name: John Oliva
Name: John Oliva                         Title: Managing Director
Title: Managing Director


/s/ Glenn Dubin
----------------------------------
GLENN DUBIN

CUSIP No. 70931T103                  13G                   Page 14 of 14 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, $0.01 par value, of PennyMac Mortgage Investment Trust, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of August 11, 2009


HIGHBRIDGE CAPITAL MANAGEMENT, LLC       HIGHBRIDGE INTERNATIONAL LLC

                                         By: Highbridge Capital Management, LLC
                                             its Trading Manager

By: /s/ John Oliva
----------------------------------
Name: John Oliva                         By: /s/ John Oliva
Title: Managing Director                 ----------------------------------
                                         Name: John Oliva
                                         Title: Managing Director
----------------------------------
HIGHBRIDGE LONG/SHORT EQUITY FUND,       HIGHBRIDGE LONG/SHORT EQUITY FUND,
L.P.                                     LTD.

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its Trading Manager                      its Trading Manager


By: /s/ John Oliva                       By: /s/ John Oliva
----------------------------------       ----------------------------------
Name: John Oliva                         Name: John Oliva
Title: Managing Director                 Title: Managing Director

-----------------------------------
HIGHBRIDGE LONG/SHORT INSTITUTIONAL      TRITON 245 LTD.
FUND, LTD.
                                         By: Highbridge Capital Management, LLC
By: Highbridge Capital Management, LLC       its Advisor
    its Trading Manager

                                         By: /s/ John Oliva
By: /s/ John Oliva                       -----------------------------------
-----------------------------------      Name: John Oliva
Name: John Oliva                         Title: Managing Director
Title: Managing Director


/s/ Glenn Dubin
----------------------------------
GLENN DUBIN